EXHIBIT 21.1

SUBSIDIARES OF NEW ENERGY TECHNOLOGIES, INC.

Name of Subsidiary	Jurisdiction of Incorporation

Sungen Energy, Inc.	Nevada

Kinetic Energy Corporation	Nevada

New Energy Solar Corporation	Florida